UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024.

 Commission File Number 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

NATURA &CO HOLDING S.A.

Publicly Held Company

CNPJ/ME No.: 32.785.497/0001-97

NIRE: 35.3.0053158-2

NOTICE TO THE MARKET

Natura &Co Holding S.A. (“Natura &Co” or “Company”), pursuant to the provisions of Article 12 of CVM Resolution nº 044/2021, hereby informs its shareholders and the market that it received a letter from Baillie Gifford Overseas Limited, informing an increase in the percentage ownership of the Company held by vehicles under its discretionary management.

Baillie Gifford informed that its participation on September 04, 2024, reached 69,645,590 common shares, nominative and without par value, which represents 5.02% of Natura &Co’s total shares.

Baillie Gifford also informed that its equity interest is for investment purposes only, with no intention of changing the control or influencing the administrative structure of the Company and does not aim to achieve any particular percentage of equity participation.

The Company informs that the information required by article 12 of CVM Resolution 44 is included in the letter attached herein.

São Paulo, September 05, 2024.

Guilherme Castellan

Chief Financial and Investor Relations Officer

Edinburgh, Scotland, 04 September 2024

Edimburgo, Escócia, 4 de setembro de 2024

**Natura & Co Holding S.A.**
Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A, Parque Anhanguera, São Paulo, São Paulo 05106-000, Brazil
Attn.: Mr. Guilherme Strano Castellan, Chief Financial Officer

**Natura & Co Holding S.A.**
Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A, Parque Anhanguera, São Paulo, São Paulo 05106-000, Brazil
Att.: Mr. Guilherme Strano Castellan, Chief Financial Officer

**Ref: Increase of significant ownership interest in Natura & Co Holding S.A.**

**Ref.: Aumento de participação acionária relevante na Natura & Co Holding S.A.**

Dear Sirs,

**BAILLIE GIFFORD OVERSEAS LIMITED**, a *limited liability* company duly incorporated under the laws of Scotland, headquartered at Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, and its related entities Baillie Gifford & Co, Baillie Gifford & Co Limited, Baillie Gifford International LLC and Baillie Gifford Investment Europe Limited ("**BAILLIE GIFFORD**"), in the capacity of investment manager of the portfolios and on behalf of certain foreign clients, in compliance with Article 12 of the CVM Resolution No. 44, dated August 23, 2021, as amended, hereby informs that the portfolio of clients under its management have acquired, in the secondary market in the regular course of trade, certain common shares issued by **Natura & Co Holding S.A** ("**Company**"), thus holding, sixty nine million, six hundred and forty five thousand, five hundred and ninety common shares **(69,645,590),** representing five point zero two per cent **(5.02%)** of all common shares issued by the Company (**1,386,848,066**).

This is a minority investment that does not involve a change in the composition of corporate control or a change in the management structure

Prezados Senhores,

**BAILLIE GIFFORD OVERSEAS LIMITED**, sociedade limitada devidamente constituída sob as leis da Escócia, com sua sede na Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, e suas entidades coligadas Baillie Gifford & Co, Baillie Gifford & Co Limited, Baillie Gifford International LLC and Baillie Gifford Investment Europe Limited ("**BAILLIE GIFFORD**"), na qualidade de administradora de carteiras e em nome de certos clientes estrangeiros, em cumprimento ao que estabelece o artigo 12 da Resolução CVM nº 44, de 23 de agosto de 2021, conforme alterada, vem à presença de V.Sa. informar que carteiras de clientes sob sua gestão adquiriram, em operações realizadas no curso regular do mercado secundário, ações ordinárias de emissão da **Natura & Co Holding S.A** ("**Companhia**"), detendo, portanto, **69.645.590** (sessenta e nove milhões, seiscentos e quarenta e cinco mil e quinhentos e noventa) ações ordinárias, representando **5.02%** (cinco vírgula zero e dois por cento) das ações ordinárias emitidas pela Companhia (**1.386.848.066**).

Trata-se de um investimento minoritário que não altera a composição do controle ou a estrutura administrativa da Companhia. Atualmente, a BAILLIE

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of the Company. Currently, BAILLIE GIFFORD does not intend to purchase any additional shares of the Company's common stock for its clients' portfolios with the intent to acquire control of the Company. None of the affiliates of BAILLIE GIFFORD hold any interest in the Company.

BAILLIE GIFFORD also informs you that it holds proxy voting rights on behalf of certain investment management clients, in connection with the discretionary management powers.

Please do not hesitate to contact us should you need any further clarifications. For any matters relating to this letter, please contact our attorneys in Brazil, Mr. Fernando J. Prado Ferreira (phone: (55 11) 3247-8583; e-mail: fpradoferreira@pn.com.br); Mr. José Luiz Homem de Mello (phone: (55 11) 3247-8957); e-mail: jhmello@pn.com.br); Mr. João Pedro Ribeiro Taveira (phone: (55 11) 3247-6372; e-mail jtaveira@pn.com.br); and Mr. Leonardo Duarte Moreira (phone: (55 11) 3247-6337; e-mail ldmoreira@pn.com.br).

GIFFORD não pretende adquirir, em nome de seus clientes, quaisquer ações ordinárias adicionais de emissão da Companhia com a intenção de adquirir o controle da Companhia. Nenhuma coligada ou subsidiária da BAILLIE GIFFORD detém valores mobiliários de emissão da Companhia.

A BAILLIE GIFFORD também informa que possui poderes de voto em nome de certos clientes, atinentes aos poderes de gestão discricionária.

Permanecemos à disposição de V.Sas. para quaisquer esclarecimentos que se façam necessários, e solicitamos que os contatos de V.Sas. com relação à presente correspondência, sejam feitos por meio de nossos advogados no Brasil, Sr. Fernando J. Prado Ferreira (fone: (55 11) 3247-8583; e-mail: fpradoferreira@pn.com.br); Sr. José Luiz Homem de Mello (fone: (55 11) 3247-8957; e-mail: jhmello@pn.com.br); Sr. João Pedro Ribeiro Taveira (fone: (55 11) 3247-6372); e-mail jtaveira@pn.com.br); e Sr. Leonardo Duarte Moreira (fone: (55 11) 3247-6337; e-mail ldmoreira@pn.com.br).

Very truly yours,

Atenciosamente,

BAILLIE GIFFORD OVERSEAS LIMITED
(*and related entites*/e empresas coligadas)

DocuSigned by:
6B3BE0360C9D433...

**Grant Meikle**
*Threshold and Transaction Reporting Manager / Gerente de conformidade*

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan

Name: Guilherme Strano Castellan

Title: Principal Financial Officer

By:	/s/ Itamar Gaino Filho

Name: Itamar Gaino Filho

Title: Chief Legal and Compliance Officer

Date: September 5, 2024